EXHIBIT 12.1

PUBLIC SERVICE COMPANY OF COLORADO (CONSOLIDATED)
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
Thousands of Dollars

	2002	2001	2000	1999	1998

Earnings:
Net Income	$264,680	$273,033	$196,128	$204,265	$200,103
Add:
Income Taxes	128,686	132,501	102,770	96,574	101,494
Fixed charges	237,765	226,651	244,952	234,544	210,539
Deduct:
Undistributed equity in earnings of unconsolidated affiliates	—	—	—	—	—

Earnings	$631,131	$632,185	$543,850	$535,383	$512,136

Fixed charges:
Interest charges, excluding AFC — debt, per statement of income	223,021	211,451	229,752	219,344	200,828
Distributions on redeemable preferred securities of subsidiary trust	14,744	15,200	15,200	15,200	9,711

Total fixed charges	$237,765	$226,651	$244,952	$234,544	$210,539

Ratio of earnings to fixed charges	2.7	2.8	2.2	2.3	2.4